                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Ben & Jerry's Homemade, Inc.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    Vermont                                     03-0267543
--------------------------------------------------------------------------------
(STATE OR OTHER JURISDICTION OF INCORPORATION)                 (IRS EMPLOYER
                                                             IDENTIFICATION NO.)

            30 Community Drive, South Burlington, Vermont 05403-6828
--------------------------------------------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. []

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. []

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                             NAME OF EACH EXCHANGE ON WHICH EACH
TITLE OF EACH CLASS TO BE SO REGISTERED           CLASS IS TO BE REGISTERED
--------------------------------------------------------------------------------
  Class A Common Stock Purchase Rights                  Nasdaq National Market

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On July 30, 1998, the Board of Directors (the "Board") of Ben & Jerry's Homemade, Inc. (the "Company") declared (subject to certain conditions which were satisfied on or prior to August 13, 1998) a dividend of one purchase right (a "Right") for every outstanding share of the Company's Class B Common Stock, $.033 par value (the "Class B Common Stock"). The Rights were distributed on August 14, 1998 to Class B stockholders of record as of the close of business on that date (the "Dividend Record Date"). The terms of the Rights are set forth in a Class B Rights Agreement, dated as of July 30, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), as amended on April 11, 2000 (as amended, the "Class B Rights Agreement"). The Class B Rights Agreement provides for the issuance of one Right for every share of Class B Common Stock issued and outstanding on the Dividend Record Date and for each share of Class B Common Stock which was or is issued after that date and prior to the "Distribution Date" (as defined below).

         Each Right entitles the holder to purchase from the Company one share of Class B Common Stock at a price of $80.00 per share, subject to adjustment. The Rights will expire on July 30, 2008 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

         No separate Rights certificates have been issued. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Class B Common Stock certificates and will be transferred with and only with such Class B Common Stock certificates, (ii) new Class B Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Class B Common Stock contained and will contain a notation incorporating the Class B Rights Agreement by reference, and (iii) the surrender for transfer of any of the Company's Class B Common Stock certificates constitutes the transfer of the Rights associated with the Class B Common Stock represented by such certificate.

         The Rights will separate from the Class B Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the tenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person, except as described below, (an "Acquiring Person") has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Class A Common Stock and Class B Common Stock (taken together as a single class (collectively the "Common Stock")) or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date"), or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person together with its affiliates and associates owning 15% or more of the Company's outstanding Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Rights ("Class B Rights Certificates") will be mailed to holders of record of the Company's Class B Common Stock as of the close of business on the Distribution Date and such separate Class B Rights Certificates alone will evidence the Rights.

         Pursuant to Amendment No. 1 to the Class B Rights Agreement, dated as of April 11, 2000 (the "First Amendment"), none of Ben Cohen, Jerry Greenfield or Jeffrey Furman will be considered an Acquiring Person under the Class B Rights Agreement until such person beneficially owns in excess of (i) 15% of the shares of Common Stock, plus (ii) Class B Common Stock held by such person prior to June 30, 1998. If any or all of Ben Cohen, Jerry Greenfield or Jeffrey Furman act together as a group, they shall not be considered an Acquiring Person under the Class B Rights Agreement until such group beneficially owns in excess of (i) 15% of the shares of Common Stock, plus (ii) Class B Common Stock held by the members of such group prior to June 30, 1998.

         The First Amendment also provides that Conopco, Inc. and its Affiliates (together, "Conopco") will not be considered an Acquiring Person under the Class B Rights Agreement solely to the extent that Conopco becomes the beneficial owner of 15% or more of the shares of Common Stock by reason of the execution of, or the consummation of the transactions contemplated by, the Agreement and Plan of Merger, dated as of April 11, 2000 (the "Merger Agreement"), by and among Conopco, Inc., Vermont All Natural Expansion Company and the Company, which provision will not survive if the Merger Agreement is terminated in accordance with its terms. Each of the foregoing groups are referred to herein as an "Exempt Person". In addition to the foregoing, pursuant to the terms of the Class B Rights Agreement, the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, and in certain cases, an inadvertent triggerer of the Class B Rights Agreement who makes certain certifications to the Company, will not be considered an Acquiring Person.

         If, at any time, any person or group of affiliated or associated persons shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company's Class B Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, in the event that after the Stock Acquisition Date the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Class B Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates, associates or transferees of any Acquiring Person) shall immediately become null and void.

         The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Class B Common Stock at an exchange ratio of one share of Class B Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after July 30, 1998 (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, (iv) any entity holding Common Stock for or pursuant to the terms of any such plan, or (v) an Exempt Person) , together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Class B Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

         The exercise price of the Rights and the number of shares of Class B Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Class B Common Stock, (ii) upon the grant to holders of the Class B Common Stock of certain rights or warrants to subscribe for shares of the Class B Common Stock or convertible securities at less than the current market price of the Class B Common Stock, or (iii) upon the distribution to holders of the Class B Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

         At any time prior to the earlier of the Distribution Date or the Close of Business on the Expiration Date, the Company, by a majority vote of the Board then in office, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Class B Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Class B Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Class B Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Class B Rights Agreement, or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates, or their transferees).

         The form of Class B Rights Agreement, dated as of July 30, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of the Class B Rights Certificate and the Summary of Class B Rights) and the First Amendment are attached hereto as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Class B Rights Agreement, which is incorporated herein by reference.


ITEM 2.           EXHIBITS.
         1.       Class B Rights Agreement, dated as of July 30, 1998 ("Class B
                  Rights Agreement"), between the Company and American Stock
                  Transfer & Trust Company, as Rights Agent.*

         2. Form of Class B Rights Certificate (attached as Exhibit A to the Class B Rights Agreement). Pursuant to the Class B Rights
                  Agreement, printed Class B Rights Certificates will not be mailed until the Distribution Date (as defined in the Class B
                  Rights Agreement).*

         3.       Summary of Class B Rights (attached as Exhibit B to the Class
                  B Rights Agreement).*

         4.       Amendment No. 1 to the Class B Rights Agreement, dated as of
                  April 11, 2000, between the Company and American Stock
                  Transfer & Trust Company, as Rights Agent.**

*        Filed with the original 8-A.
**       Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                    BEN & JERRY'S HOMEMADE, INC.

Date:  April 13, 2000                By: /s/ Frances G. Rathke
                                         --------------------------------------
                                         Name:  Frances G. Rathke
                                         Title: Chief Financial Officer

                                  EXHIBIT INDEX

         The following designated exhibits are filed herewith:

         1. Rights Agreement, dated as of July 30, 1998 ("Class B Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent.*

         2. Form of Class B Rights Certificate (attached as Exhibit A to the Class B Rights Agreement). Pursuant to the Class B Rights Agreement, printed Class B Rights Certificates will not be mailed until the Distribution Date (as defined in the Class B Rights Agreement).*

         3. Summary of Class B Rights (attached as Exhibit B to the Class B Rights Agreement).*

         4. Amendment No. 1 to the Class B Rights Agreement, dated as of April 11, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent.**

*        Filed with the original 8-A.
**       Filed herewith.